Filed by Time Warner Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Time Warner Inc.
Commission File No.: 1-15062

Important Information

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between Time Warner Inc. (“Time Warner”) and AT&T Inc. (“AT&T”), constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission.  These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Time Warner and AT&T and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the risk that Time Warner’s stockholders may not adopt the Merger Agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (6) failure to realize the benefits expected from the proposed transaction, (7) the effect of the announcement of the proposed transaction on the ability of Time Warner and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally and (8) potential litigation in connection with the proposed transaction. Discussions of additional risks and uncertainties are and will be contained in Time Warner’s and AT&T’s filings with the SEC. Neither Time Warner nor AT&T is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the proposed transaction, AT&T will file with the SEC a registration statement that includes a preliminary prospectus regarding the transaction and Time Warner will file with the SEC a proxy statement with respect to a special meeting of Time Warner’s stockholders to approve the transaction. The definitive proxy statement/prospectus will be mailed to the security holders of Time Warner. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TIME WARNER, AT&T AND THE TRANSACTION.

Investors and security holders will be able to obtain these materials, when they are available, and other relevant documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner’s investor relations website. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website.

Certain Information Regarding Participants

Time Warner, AT&T and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Time Warner’s directors and executive officers is available in Time Warner’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 25, 2016, and in its proxy statement for the 2016 Annual Meeting which was filed with the SEC on April 29, 2016. To the extent holdings of Time Warner securities have changed since the amounts printed in the proxy statement for the 2016 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding AT&T’s directors and executive officers is available in AT&T’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 18, 2016 and in its proxy statement for the 2016 Annual Meeting which was filed with the SEC on March 11, 2016. To the extent holdings of AT&T’s securities have changed since the amounts printed in the proxy statement for the 2016 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents will be available free of charge from the sources indicated above.

CNBC
Interview with Jeff Bewkes and Randall Stephenson (Transcript)
October 24, 2016

SORKIN>>Proper introduction for these gentlemen, AT&T, we should note, of course, reaching that deal with Time Warner to acquire the company for $85 billion. A marriage combining mobility and media content. The CEOs of both companies join us this morning. Randall Stephenson is Chairman and CEO of AT&T, and Jeff Bewkes is Chairman and CEO of Time Warner. We want to thank both of them for being here after what could be a historic deal.

BEWKES >> Can we go back to talking about "Game of Thrones"

SORKIN >> Isn't that what all of this is about? Let me ask you, because you just pulled "The Wall Street Journal" up, and it says “AT&T faces political barrage,” and I want to hear why this deal makes sense and what you are going to do about this, and we have seen lots of politicians coming out over the weekend saying they are against the deal, Donald trump is saying that, or others saying they are concerned?

STEPHENSON>> I think what we will do about this is do our typical process, and we will file our comments and application for the regulatory approvals in the US and EU and elsewhere, and this is one where the nature of this deal is unique, from anything that we’ve done before, in that it's a vertical integration, it’s a big merger, but it’s a vertical integration and as you think about the areas that have been really contentious over the last few years, in our industry and in Jeff’s industry, they have been horizontal mergers, where the government was concerned about a competitor being taken out of the marketplace. This has none of that. There are no competitors being taken out of the marketplace and we compete nowhere and we are not talking about changing how the content is made available to other people or other customers or other distributors and it's a pure vertical integration, and while regulators will oftentimes have concerns with vertical integrations those are always remedied by conditions imposed on the merger and so that's how we envision this one to play out.

SORKIN>> Tell us, you apparently had lunch together, about two months ago.

STEPHENSON>> We did.

SORKIN>> And this idea of a merger came up. Tell us what you talked about at the lunch and the idea of what this company together actually looks like in practice if you’re a consumer.

STEPHENSON>> You bought lunch. You want to tell them about the lunch?

BEWKES>> Yes, we meet regularly, and we were talking about what’s happening in media, all these new products like subscription VOD networks,  all the increasing mobile consumption of video and as we got into it and we were talking about what the media companies are doing and what the distribution companies need to do, we realized if we had ourselves to go, that we could create more innovations from consumers, so they could have more choices of package, and they ‘re going to end up with more competition therefore lower prices, and there's going to be basically more effective advertising, so it won't be as disruptive. You have more efficiency there, and that means more of the cost of all the great programming that’s being made on TV can be born by advertising, and it could be advertising that is useful to you rather than something you are not interested in, so those are the advantages, and for years we have been trying at Time Warner to get all the networks on TV, and not just ours but everybody's, to be on demand. And we think this will enable us to do those things faster.

HOST>> Why is there going to be more competition from a consumer's point of view? My choices are going to be what and what?

BEWKES>> Look at right now, if you look at last year more than half of the growth in advertising in the United States went to two companies, Google and Facebook, and we need to increase competition for advertising across television, internet companies, that's an important thing. When you do that, what you end up with is more of the burden being born by advertising companies and less of it being born by consumers.

HOST>> As a consumer, my choices are –

BEWKES>> you would have more packages, and if you want to have a mobile package, and Randall is more eloquent about this than I am but if you want a package of more channels, fewer channels, you want it mobile, you want it in your house across all your screens, this will enable us to do it faster, and it won't just be our channels. We should talk about the new launch of AT&T, we are doing it this quarter.

STEPHENSON>> Jeff and I talked a lot about this in our first meeting, and that is where we see this going, we are launching a product as soon as we closed DirecTV, we went full out on developing this. It's a purely over the top video product, DirecTV Now is what we are calling it and will be launched next month. This is a mobile centric product that we’re delivering into the marketplace, 100 premium channels and we are bringing it in in November, and we haven’t announced a price point but you should assume that it will be radically lower than what anybody has seen in the marketplace for 100 channels in a bundle, and it's coming to the market, and purely mobility driven and purely over the top and it's a whole new capability.

HOST>> And you can see it on your TV?

STEPHENSON>> Absolutely. If you have an 80-inch screen in your apartment, you can put it on that 80-inch screen in your apartment.

SORKIN>> Randall, speak to this. You said this when we talked about it yesterday, you will not be able, given the restrictions from regulators and what you described as the business logic, to be able to keep HBO from Verizon or Comcast or from any of the other players?

BEWKES>> We wouldn’t want to do that.

SORKIN>> And as a result you will not necessarily be able to use that for, like, free caps, meaning zero data caps or do anything that will benefit it to AT&T, and the question that Ed Lee raised is what is the benefit then?

STEPHENSON>> I want to go back to something you said and I read about it in all of the newspapers this morning about restricting the access to the Time Warner content. It’s nonsensical. We are buying Time Warner for $100 billion including debt, and they built this amazing franchise distributing their content broadly and deeply all over the world. The idea that we are going to come along and start to constrict the distribution of the content makes no economic sense, and so it would be a crazy idea and the idea that that's going to be the by-product of this, and that doesn't make sense. I would set that aside. So what does change? Why put the two companies together? It gets back to what Jeff said, speed. This thing -- the world of distribution and content is converging and we need to move fast and if we want to do something truly unique and begin to curate content differently and format content differently, for these mobile environments and this is all about mobility, think DirecTV now, the new product we are bringing to market, and what can you do with Time Warner content really fast and uniquely for our customers? Can you begin to integrate social into that content. Can you give the capability to…I’m watching content, and I want to clip it and send it via social media to my friends. Can we iterate on that stuff quickly and give a unique experience to our customers? This is what we are after, speed of execution in changing of the game.

HOST>> I have seen analyst say that “pipes” companies aren't necessarily ready to become media moguls and know how to run something like an NBC, and so Brian Roberts had Steve Burke waiting -- thank god for that, because you need an operator in there. You are not -- I don't think of you as an elitist –

STEPHENSON>> I take great offense to that.

BEWKES>> No, are you going to have the infrastructure -- I guess Mr. Bewkes is going to stay for a while or how is that going to work? I am not selling you short.

STEPHENSON>> Yes, you just did, you sold me very short.

HOST>> You’re going to run a movie studio Randall. Do you have any idea with dealing with talent –

HOST>> This is a serious question. People on television are crazy, and they are nutty, nutty people, and forget Hollywood.

STEPHENSON>> You are making your point right here.

HOST>> You know what we’re talking about.

BEWKES>> You are all going to be fine. We have, what, a year, to go through the review and all of this and then after it closes, we think all of our executives and creative people and journalists, of course, are going to stay because our company is going to be stronger and we are going to have more opportunity, and I am also going to stay for a period of at least a year or two to see how we need to make this work. But we have a tremendous bench of talent, and as always, because I was not going to stay forever, unlike some of my fellow moguls, you know, when we get our next group ready we will move to the next generation, but that's not in the next year.

STEPHENSON>> I want to address what he said, and when we were putting the deal together we spent a lot of time together and one of the primary issues we discussed, is this issue that you are articulating. You had fun with it, but I know nothing about running a movie studio, and making sure that the talent is retained and we organize the business post-transaction so the business is operated and run largely like it is today, and that's a huge piece of this. So I feel really comfortable with Jeff’s plan of keeping the talent in place and ensuring we have continuity.

HOST>> We will see AOL Time Warner, and AT&T TimeWarner, right? There's a parallel with acronyms, and you were so against AOL and Time Warner – and here you are doing a distribution-content deal

BEWKES>>Yea, but they weren’t distribution. And I was not against it. I was open-minded to it as we all were  until we saw the problems, and it was no fault really –

HOST>> That’s it, Jeff.

BEWKES>> It was misdescribed at the time. What you saw at AOL and Yahoo and MSN, who were all in the same business, and they were the portal businesses and they evolved in a way that wasn’t able to keep up with what you saw in social and in search because all of those other companies came up. And broadband distribution came in and changed the game. They had built their business on narrow-band phone regulations…This is not the same thing at all. Our biggest customer, and most capable distributor is AT&T, DirecTV, and not just for Time Warner’s networks but for the networks of Fox and Disney, and what we’re trying to do – take your new product—it's not just our networks that are in there, although we should note all our networks are in there because they are good, it's the Disney networks and Fox networks and we think any of these innovations will increase competition, increase adoption, and consumers are the ones who determine, and when they vote with their eyes, the media company and the distribution companies, they follow what the consumers want.

SORKIN>> Jeff address this. I was on the phone with Rich Greenfield the analyst yesterday and he said, “If Jeff really believed in vertical integration, he would have never sold Time Warner Cable.”

BEWKES>> No, not true. Different time, different situation. That was a regional cable company, eight years ago, back before you had broadband, net neutrality, addressable interaction. You didn’t have wireless, you didn’t have the advertising business moving to customized data-driven ads which in those days cable couldn't do. They were 12% of the country, AT&T covers the entire country, and everyone listening to this show can get an AT&T service.

SORKIN>> Randall, when you think about the reason why the government blocked Comcast from buying Time Warner Cable, one of the reasons was this idea that they didn’t want a national player, they thought that the cable company would have too much power. How do you think regulators will look at this? Also, given the conversation we’ve had around 5G and five years from now the idea that you will be beaming all of this stuff into everybody's home and you may not need cable, and in some ways, it creates all sorts of competition and in other ways it creates a huge power play.

STEPHENSON>> Comcast-Time Warner, while there was never a formal complaint filed by the government, it appeared the government's biggest concern was what you just said, putting these two big broadband companies together and having a very big and powerful -- I think the word dominant was used sometimes, broadband provider. This isn’t changing the broadband marketplace in any way, shape or form. And it’s not changing the television distribution business marketplace in any way, shape or form. It’s not changing the wireless marketplace. It’s not changing the media marketplace. There's nothing changing, we’re vertically integrating our two companies, and I don't see this resembling Comcast-Time Warner.

HOST >> Even the Journal today in their editorial, they highlight the FCC in particular, and are convinced they’re not going to be able to resist trying to get in here some way because you’re going to be such a large player. Donald Trump, on the stump over the weekend saying “too much concentration of power in one group of people.”

STEPHENSON>> We are not confused. We recognize it's going to get a full review. It’s going to get a full review at a number of places and a number of areas. Our experience is that the data and the law and the regulations will dictate whether the deal gets approved or not.

HOST>> If you knew you were going to do this, Randall, would you have done DirecTV?

STEPHENSON>> Absolutely.

HOST>> But, the new DirecTV product won't be satellite based.

STEPHENSON>> No but don’t miss this. This is a natural move on the heels of the DirecTV deal. You now have not only a nationwide video distribution platform, the largest video distribution in the United States, throughout Latin America. Jeff has tremendous content that does quite well in Latin America.

HOST>> You’re fearless after the breakup, and then –

HOST>> You saw last week on the front of the Wall Street Journal, that diagram of the baby bells and what it went through. Did you talk to Ed about this, and is he just sticking his chest out? He was an acquirer. You made him look like a -- out whitakered Whitaker. How psyched is he that his old baby bell is –

STEPHENSON>> This is a very natural evolution I think of our business model. I really do. It makes perfect sense.

HOST>> You don't circle away from failure. What was the breakup fee?

HOST>> It was mega, $50 billion.

HOST>> And then you go DirecTV which was –the way you did it, after they turned down one, they weren’t going to turn down another, and that was smart, and now this.

HOST>> Here they’re betting $500 million.

HOST>> We will talk about, debt, too.

HOST>> You are going to owe some money, my friend.

STEPHENSON>> You know the debt piece of this, people have talked about how there will be a lot of debt. There’s going to be a lot of cash flow, and this is a $60 billion cash flow business, okay? So we have said our debt EBITDA will move up to 2 ½ times, and we’ve been at 2 ½ times before. In fact, when we did DirecTV we moved up in that range.

HOST>> So you’ll stay investment grade?

STEPHENSON>> We’ll keep our credit – 2 ½ times is investment grade credit metrics.

HOST>> You’ve had indications that no one is going to go below BBB+.

STEPHENSON>> The data is what the data is, right? The business can have the debt service very handily. In fact, we think in a very reasonable period of time we can get our debt back to what I consider more normal levels.

HOST>> I can help you out there, too.

STEPHENSON>> Thank you.

HOST>> Because talent does help.

HOST>> Will the interest rates stay lower for longer? For how long? Are you dependent on interest rates staying low?

STEPHENSON>> We are not dependent. The objective would be we’ve got a $40 billion facility in place right now to finance the thing and the objective will be to put term debt on this and take advantage of a low interest rate environment, term it out and so you don’t worry about that. So as you deleverage you’re not sitting here concerned about interest rate fluctuations and so forth.

SORKIN>> Randall, if Bob Iger of Disney were to call you, if he hasn’t already, you or Reed Hastings of Netflix were to call you if he hasn’t already, what would you tell them the implications of this deal are going to be on them as a customer, meaning they're a client of yours as well?

STEPHENSON >> As a customer? Of mine?

SORKIN>> Both. You buy content from them, and so what is the implication going to be for them? Disney already came out with a statement saying regulators should look at this and will have to look at it closely. What do you tell Bob?

STEPHENSON >> A lot of people will be interjecting in the course of their own self-interest. Into the regulatory process.

SORKIN>> That’s where I am going with this.

STEPHENSON>> What I would tell Bob is, I don’t think this changes anything about his and our relationship at AT&T, I think the world should expect that we’re going to be pushing really really hard to iterate and innovate much faster, and here's the implication of that. As we innovate and integrate this content for the mobile environment, as we begin to drive demand in the mobile environment, that does one thing, it's going to drive us to have more of an appetite to invest in what we’re calling 5G, fifth generation mobile technology. We are now deploying or will be deploying in the next year this technology; this is one gigabit speeds in mobile technology. This means nationwide we could have a viable competitor to your parent company, Comcast. So one-gig speeds delivered mobile. And so that's a big deal, and if you are a Disney or a Fox, that's a great thing for you.

SORKIN>> You don't think you would be pressed to do that by consumers whether you own this business or not?

STEPHENSON>> pressed to do it by consumers?

SORKIN>> Yeah, meaning there's going to be a customer appetite for this product irrespective of whether you have the content under your own roof or whether you are licensing it –

STEPHENSON>> We are developing plans to deploy 5G now. As we begin to have success in this, you know our business and you watch us. Once you get confidence and you get conviction on something, I am convinced this is going to drive us to go faster. I really believe that.

HOST>> Don't you think that regulators would look at the two players that you just mentioned? I think about Comcast and what Comcast is able to do right now, and it's a great -- I have great media in my house, like 11 boxes.

STEPHENSON>> I think they are a poster child for what we’re talking about.

HOST>> Yeah, that's what I mean. So if you put another scaled competitor in there, it makes both better, both work harder to bring consumers what they will want and if you don't let it do it –

STEPHENSON>> Not just consumers, and if I am an advertiser, I love this, and if I am content creator, if I am a distributor, I love it, and a customer, I love it.

HOST>> Are regulators smart enough to see this? I’m not convinced they are. If they’re using 1934 laws or whatever–

BEWKES>> That’s your job, is to educate.

HOST>> What happened with Apple? Why aren't we sitting here today, with all the reports out there that they kicked the tires and they’re actually monitoring the situation. Why are we not sitting here today talking about Apple and Time Warner?

BEWKES>> I think they are in a different business. They are busy with phones and devices on a global basis and I am not sure they are focused on media production.

HOST>> When I read that they kicked the tires, what does that mean from your viewpoint? Did you have a conversation with Tim Cook?

BEWKES>> Well look, we do a lot of business with Apple at CNN, at HBO, everywhere, at Warner Brothers and so we talk to them all the time about a lot of things. Not about merging the companies.

HOST>>So is that overstated when they say that Apple kicked the tires? They did not kick the tires on Time Warner?

BEWKES>> Yea, I think it's overstated. Although, if you park your car on the street somebody might come by and kick the tires and you wouldn't even know it.

SORKIN>> the timing of this transaction, lots of questions about it happening, what are we now, two and a half or three weeks ahead of the presidential election. In a perfect world, I had been told over the weekend, the idea was to actually maybe try to do it afterwards. Is there a reason this happened faster or am I wrong about that?

STEPHENSON>> We never talked about that. A deal like this, of this magnitude, and the potential for leaks. Obviously leaks are really bad for a deal like this. Once you get conviction, you agree on what the deal should look like, you move, you just better move. And that's what we did as soon as we got the construct of the deal in place and agreed on price, we said, let's get this done.

HOST>> Is there a new media company, that if they offered 20% more, that it would be about the money -- I don't know, pick one, you think the strengths of going with AT&T would outweigh more money –

STEPHENSON>> I would take 20% more if it were offered to me.

BEWKES>> Look the rules are, if you really have somebody offering shareholders what is clearly, that's the question, a superior financial deal, and they are always apples and oranges, very hard to evaluate that then of course you have to evaluate it and all of that. The reason we did this so, not just fast, but we did it without really any reversals in our talks, is just the more we looked at it, the more the capabilities of these two businesses, the distribution business and the evolution of the mobile business, our strength, both of us in Latin America, the more it came together and the more we just saw. There are very few other companies that could give the media industry or Time Warner as the leading media company the kind of evolutionary abilities this will give. The other thing is, and let’s goes back to regulation and consumers. This is good for competition, and therefore it's going to be good for consumers, because that's what competition does.

SORKIN>> Jeff, the breakup fee from what we understand is $1.7 billion if another bidder were to top but only $500 million if regulators block the transaction. The question I had for you, and typically in these board meetings when you finalize the deal the lawyers give you a probability that the deal goes through. What did your team tell you?

BEWKES>> Very high, because it should go through as Randall said. And the issue is not breakup fees, that's not what we are interested in. The issue is we’ve got an agreement together that we are going to pursue this, and you know, we have a pretty high standard of agreement about getting this through for consumer benefits, so we will stick with it, and it's not about looking at that versus some breakup fee?

STEPHENSON>> This is a matter of trust, you do these kind of things, and we both want this thing to get done, and we will work really hard to get through the regulatory process and get it approved. So breakup fees are not that relevant in a deal like this.

HOST>> are there any other bidders out there, anybody else you would talk to?

BEWKES>> We’ve made a deal, we’re not going out and talking to other people.

HOST>> Nobody has approached you?

BEWKES>> No.

SORKIN>> Let me ask separately, when you –

HOST>> The "New York Post" is reporting that the a Wall Street source tells them that the breakup fee of only $500 million makes it appear that Jeff Bewkes thinks other parties are interested.

BEWKES>> That’s not how it works. That's not related to other bids. That's the other fee. And that's not the importance of it. We have got -- we have a unique transaction. If you start thinking about -- so if you have regulatory issues, we are committed, both of us, to get that done. So that's that side of it, that's the $500 million if the thing becomes impossible.

STEPHENSON>> If the government sues to block it, and we walk away and pay Time Warner $500 million.

SORKIN>> Randall, you think about the dominoes, we talked about what happens to other cable companies, whether Comcast has to go buy a T-Mobile or a Sprint, and you look out five years from now and you talk about 5G and what it means to have a service like Time Warner inside AT&T, and how does the whole marketplace look to you then? And how do you think regulators will treat all of this for everybody?

STEPHENSON>> I can't really estimate what other players are going to do, nor should I here, you know, I kind of have my own ideas as to what might transpire here. I’ve always said to the extent our strategy succeeds, I think other companies will try to look like us. And if our strategy doesn’t succeed, other companies won’t bother. So I think it's a function of how well we do together in pulling the strategy off.

HOST>> Can we bring up the two stocks? AT&T is down, which you would understand as an acquirer, but Time Warner appears to be off of its lows from the prices that we saw on Friday and earlier this morning --$87.45 – why do you think that is? That isn’t how you would expect it to react, would you? Do you think that's skepticism about whether or not the regulatory hurdles –

STEPHENSON>> More than anything you have arbitrage spreads in here. Years’ worth of cost of capital then you put deal risk on it and that’s how you expect these things to trade. I don’t think there are any big a-ha’s.

HOST>> This is a lot more like NBC-Comcast , than it is Time Warner, right? And that took 14 months, so…

HOST>> What do you expect to have to have them agree with, and what do you think they will ask you to do and what are you willing to do?

STEPHENSON>> I’m not going to prejudge that. There’s no way I would prejudge it. We just need to get the facts on the table. If you think about the example you gave, Comcast-NBCU, and a lot of people use that as an example to kind of conditions you should anticipate. You’ve got to remember, that was six years ago and the government was trying to protect against two things, net neutrality, and protect the OTT players. Net neutrality is done, and it’s behind us. I don't like it, but it is what it is. And on OTT, I somehow think Netflix is going to make it. I think they’re going to pull through and make it, and I don’t think the need to protect the OTT players is quite like it was.

BEWKES>> And so will Amazon.

STEPHENSON>> Amazon just might make it, too, yeah.

HOST>> and let's say you try to switch that Friday show from "Squawk Box" to a CNN show or something, and I mean, would you be willing to say no, I will keep that CNBC "Squawk Box" show on –

HOST>> For the regulators, they will say you can't do CNN out there on a Friday, and you won't care –

BEWKES>> that's why we are here.

SORKIN>> Let me ask you a content question. Which is what happens to the other content players. There had been a view that CBS would make a great partner with Time Warner because of CNN and everything else. That clearly now – at least temporarily, is off the table.

BEWKES>> Yeah, we didn't need that.

SORKIN>> You see them coming together. The folks that you spurned. Mr. Murdoch at 21st Century Fox. Meaning,  how do you see this all playing out? Disney looks at this. Put yourself now in their shoes, they see this, they do what?

BEWKES>> You know, in fact, they don't actually have to do anything, so – nor did we that's why we did not consolidate with one of the other media companies. And all of these distribution innovations that we are going to make, they are available to them for their networks. So there's no particular reason why any of them have to do anything. They should look at what they do – whether its CBS, Viacom – as to whether it actually improves their businesses, whether it serves customers better, and that's it.

STEPHENSON>> He said something really important. The innovations that we’re going to do will be available to everybody. Our expectation is, if we execute on this, these are things that other content players will want to participate in, and it's not something we will just do for Time Warner. If we create some unique ways to deliver CNN to our customers, we would probably like to do that with CNBC as well, and there's no reason we’d want to be exclusive on that.

HOST>> Okay, we can sign off on this set.

SORKIN>> Thank you for joining us on this morning, and we wish you luck with the transaction.

STEPHENSON>> Appreciate it.